


So 3/9/04 ✗✗✗

SECURITIES 04004557 ;ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING__01/01/2003__ AND ENDING__12/31/2003__
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Apex Pryor Securities, a Division of Rice Financial Products
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__333 Clay Street, Suite 1310__
                        (No. and Street)

__Houston__   __Texas__   __77002__
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Michael Murray__   713-650-1122
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__KPMG, LLP__
                    (Name – *if individual, state last, first, middle name*)

__700 Louisiana__   __Houston__   __TX__   __77002__
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AH
3.18.04

OATH OR AFFIRMATION

I, _____Michael Murray_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Apex Pryor Securities, a Division of Rice Financial Products _____ , as

of _____December 31_____, 20_03____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Michael C. Murray

Signature

LINDA LOVING President
Notary Public, State of Texas
My Commission Expires
May 13, 2005

Title

Linda Loving

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
N/☒ (m) A copy of the SIPC Supplemental Report.
N/☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Accountant's Supplementary Report on Internal Accounting Control.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



APEX SECURITIES, INC.

Statements of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)



KPMG LLP
700 Louisiana Street   Telephone 713 319 2000
Houston, TX 77002   Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
Apex Securities, Inc.:

We have audited the accompanying statements of financial condition of Apex Securities, Inc. (the Company) as of December 31, 2003 and 2002. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Apex Securities, Inc. as of December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 6, 2004



APEX SECURITIES, INC.

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	1,530,578	953,882
Fees and other receivables (note 7)		87,344	319,506
Deposit with clearing organization (note 2)		150,057	150,382
Income taxes receivable (note 3)		5,129	2,890
Other assets		689	600
	$	1,773,797	1,427,260

Liabilities, Subordinated Borrowings, and Stockholder's Deficit

		2003	2002
Liabilities:			
Accounts payable and accrued liabilities	$	252,378	44,650
Total liabilities		252,378	44,650
Subordinated borrowings (note 5)		1,942,757	1,776,507
Stockholder's deficit (note 6):			
Common stock, $0.20 par value. Authorized 10,000,000 shares; issued and outstanding 101,719 shares		20,344	20,344
Accumulated deficit		(441,682)	(414,241)
Total stockholder's deficit		(421,338)	(393,897)
Commitments (note 4)			
	$	1,773,797	1,427,260

See accompanying notes to statements of financial condition.

APEX SECURITIES, INC.

Notes to Statements of Financial Condition

December 31, 2003 and 2002

(1) Nature of Organization and Summary of Significant Accounting Policies

(a) Nature of Organization

Apex Securities, Inc. (the Company) was incorporated on November 5, 1987 under the laws of the State of Texas and is a wholly owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as a broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

(b) Liquidity and Capital Resources

During 2003, the Company had a net loss of approximately $27,000, increasing the total accumulated deficit to approximately $442,000. Management of Rice, the Company's parent, has committed to finance the Company, through the issuance of subordinated debt, in order to satisfy cash and capital requirements for the foreseeable future.

(c) Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

(d) Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

(e) Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting. Investment securities are reported at fair value. The fair values of investment securities are based on quoted market prices at the reporting date for those or similar investments. Any unrealized gains and losses are included in the statements of operations.

(f) Federal and State Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The State of Texas franchise tax owed is the higher of a designated percentage of capital or a designated percentage of adjusted taxable income, payable annually. Although the franchise tax is paid subsequent to year end, the portion of the franchise tax attributable to the Company's earnings is accrued in the fiscal year the earnings are recognized.

(2) Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $150,000 be maintained by the Company. The deposit with the clearing organization is secured by marketable securities owned, bears interest at a rate determined by the clearing organization, and is due on demand.

(3) Income Taxes

Significant temporary differences that give rise to U.S. federal net deferred tax asset as of December 31, 2003 and 2002 are as follows:

		2003	2002
Deferred tax asset:			
Other	$	6,330	4,626
Total gross deferred tax asset		6,330	4,626
Less valuation allowance		(6,330)	(4,626)
Net deferred tax asset	$	—	—

A valuation allowance is provided for the deferred tax asset as management believes it is more likely than not that these assets may not be realized. During the years ended December 31, 2003 and 2002, the Company's valuation allowance increased and decreased by $1,704 and $3,199, respectively.

(4) Commitments

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts which may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2003 and 2002.

The Company leases office facilities and equipment under noncancelable operating leases expiring through September 2004. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. At December 31, 2003, future minimum rental commitments on such leases are as follows:

		Amount
Year ending December 31:		
2004	$	36,530

(Continued)

APEX SECURITIES, INC.

Notes to Statements of Financial Condition

December 31, 2003 and 2002

(5) Subordinated Borrowings

The borrowings under subordination agreements, including accrued interest, at December 31, 2003 and 2002 are as follows:

	2003	2002
Subordinated notes, 10%, due September 28, 2007	$ 305,166	285,166
Subordinated notes, 15%, due March 31, 2005	173,750	158,750
Subordinated notes, 15%, due April 30, 2005	257,359	234,859
Subordinated notes, 15%, due September 1, 2005	1,206,482	1,097,732
	$ 1,942,757	1,776,507

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(6) Minimum Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2003, the Company had net capital of $1,492,385 which exceeded its required net capital of $100,000 by $1,392,385. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

(7) Related-Party Transactions

The Company has accounts receivable from an affiliate resulting from various transactions. The affiliate receivables of $180,000 at December 31, 2002 are included in fees and other receivables in the accompanying statements of financial condition. No such fees were received or recognized in 2003.

(8) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession of Control Requirements" are not required.